UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

March 26, 2007	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

ALBERTA STAR DISCOVERS NEW URANIUM TARGETS IN THE ELDORADO URANIUM BELT AND COMPLETES STAKING AND ACQUISITION OF THE URANIUM MINERAL CLAIMS

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has staked a number of new and highly prospective uranium targets after reviewing the results of the Company’s recently completed Regional High Resolution Aeromagnetic Gradiometer-radiometric Survey over the Eldorado & Contact Lake uranium belts (NR Aug 30, 2006). The Eldorado South uranium claims consist of sixteen contiguous claims located south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 423 miles north of the city of Yellowknife, and consists of 15,055.31 hectares (37,202.32 acres). This newest property acquisition increases the size of the Eldorado & Contact lake IOCG and uranium projects to over 87,706 acres. The anomalous area of the Eldorado south uranium claims includes several large radiometric anomalies of up to 2.5 kilometers in length and suggests a potentially significant near surface uranium target. These large uranium anomalies have never been explored nor drill tested and will be an important focus of exploration by Alberta Star in 2007.  The airborne geophysical survey was conducted in July and consisted of 16,708 line-kilometers at 100 meter line-spacings and was completed under hot, sunny and dry weather conditions.

This is the first High Resolution, Multi-Parameter Regional Radiometric and Magnetic survey ever conducted over the Eldorado & Contact Lake IOCG & Uranium Belt using newly developed geophysics technology.  Several of the larger anomalies show uranium radiometric signatures of comparable or greater in strength, to the known zones of uranium mineralization already identified on the Company’s uranium properties.

The Company will begin a detailed regional reconnaissance scale sampling and mapping program on the newly staked Eldorado south uranium claims. The Company intends to rapidly advance its uranium exploration and drilling activities in 2007 and continue with development of its strategically owned assets in the Eldorado & Contact Lake uranium and IOCG districts.

The Company made a key decision to over-fly its claim boundaries by some distance and take advantage of the unseasonably dry, hot and sunny weather, and as a result has identified several large previously undiscovered uranium anomalies in an area that has never been explored for uranium. Alberta Star’s President and CEO Tim Coupland commented, “We are extremely pleased about the discovery of our new uranium targets resulting from our decision to increase the survey area. The signatures of these newly discovered uranium anomalies are large and pronounced. The Company will prepare these large uranium anomalies for drilling this spring and summer. Alberta Star remains the only mineral exploration company that has successfully completed the rigorous permitting process at the Eldorado & Contact Lake region, which includes new strictly enforced environmental safety standards for diamond drilling in the Sahtu Dene settlement region.” The Company has secured three BBS-25A (71 series) for deep drilling in 2007.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado Uranium Mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U308 and 8 million ounces of silver plus, copper, nickel, radium, polonium and lead at the Eldorado - Port Radium area commencing in 1933. (Normin NTGO: SENES Report 2005) The Eldorado Mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates from the 1930’s to the 1960’s. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise, whom believe the Eldorado & Contact Lake district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current March 26, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) is now $91.00 US per pound

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.